

umicore

RECEIVED
2005 JUL -5 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

SUPPL

Brussels, June 27, 2005
LegalCorp 31/2005





05009389

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The Press Release, dated June 10, 2005, entitled "Umicore opens new automotive catalyst production facility in Suzhou".

PROCESSED
JUL 05 2005
THOMSON FINANCIAL

Yours sincerely,

Umicore

J. Fierain
Manager Legal Corp. Dpt.

A. Godefroid
Corporate Vice President
Legal & Environmental Affairs

Encl.

umicore

Press release

Brussels, 10 June 2005

Umicore opens new automotive catalyst production facility in Suzhou

Umicore today opened its new automotive catalyst plant at Suzhou, China. The facility was opened in the presence of H.M. King Albert II of Belgium, Belgian Foreign Minister, Karel De Gucht, senior Chinese officials, as well as representatives of Umicore's Board of Directors and Executive Committee.

After a year of construction and investments in a range of 10 to 20 million EURO, the plant will become operational in the second half of 2005 and will provide the Chinese car industry with automotive catalysts.

The growth prospects for the automotive catalyst business in China are encouraging. The production of new automobiles in China is expected to grow strongly in the coming years. Furthermore, China is adopting more stringent environmental legislation regarding vehicle emissions.

China currently applies EU II emission standards, with EU III emission standards planned for Beijing from July 2005 and across China from the middle of 2006. China has also undertaken to implement EU IV emission standards (those currently prevailing in the EU) in Beijing before the Olympic Games in 2008 and throughout China from 2010.

Umicore already has a significant presence in the Chinese automotive catalyst market. Until now Umicore has imported its catalysts for the Chinese market from its joint venture in South Korea. The new Suzhou plant will not only enable Umicore to accelerate its company's market penetration in China but will also enable the South Korean facility to focus entirely on the growing South Korean market.

Images of the opening can be obtained by contacting Umicore (see contact lists p. 2).

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 64 BTW BE401 574 852
B-1000 Brussels, Belgium Fax +32 2 227 79 03 Bank 210-0053806-23 - TRB 85382
www.umicore.com e-mail info@umicore.com Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Umicore to open new regional headquarters in Shanghai

Umicore is to open a new regional headquarters in Shanghai, People's Republic of China. The official opening ceremony will take place on 13 June in the presence of Senior Chinese officials, as well as representatives of Umicore's Board of Directors and Executive Committee.

Umicore currently employs some 1,400 people in seven industrial plants and eight commercial offices in the Greater China region - a region which plays an important role in Umicore's growth strategy.

The regional headquarters will provide a range of services for Umicore's legal entities throughout Greater China. It will also serve as regional platform for purchasing and for merger and acquisition activities.

Having a headquarter function in Greater China will enable Umicore to manage, develop and grow its business interests in the region even more effectively.

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)

PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.